 [WFAF Letterhead]

September 26, 2012

VIA EDGAR CORRESPONDENCE

Debra O’Neil Johnson

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:      Response to Comments on POS AMI filing, filed June 28, 2012, for Wells Fargo Master Trust (the “Trust”), File No. 811-09689

Dear Ms. Johnson:

Thank you for your verbal comments and suggestions received on August 13, 2012 to the Trust’s POS AMI filing made on June 28, 2012 pursuant to Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”).   Please note the following responses:

Item 9: Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings:

All Portfolios:

Comment 1:    You noted that many of the Portfolio’s Principal Investment Strategies include the following statement: “The Adviser may actively trade portfolio securities.” You asked that we consider including corresponding risk disclosure relating to active trading in each Portfolio’s disclosure relating to Principal Risk Factors.

Response 1:     For all Wells Fargo Advantage Funds registered under the Securities Act of 1933 and offered for investment to the retail public, Form N-1A requires the inclusion of disclosure relating to Portfolio Turnover.  For those Funds, the Portfolio Turnover disclosure includes a description of the risks associated with active trading.  The section relating to Portfolio Turnover is not required in Part A for these Portfolios as they are only offered to other Wells Fargo Advantage Funds as part of a master/feeder investment program and are therefore only registered under the Investment Company Act of 1940.

Diversified Fixed Income Portfolio:

Comment 2:    You asked that we consider including additional disclosure relating to the credit quality of the fixed income securities included in the Portfolio.

Response 2:     The requested disclosure has been added as follows (responsive disclosure in bold):

                        “…The fixed income portion is represented by the Barclays Government Bond Index, Barclays Corporate Bond Index, Barclays Mortgage Bond Index, and Barclays Majors (ex U.S.) Index, each comprised of investment grade fixed income securities.

Diversified Large Cap Growth Portfolio, Emerging Growth Portfolio, and Large Company Value Portfolio:

Comment 3:    In connection with each Portfolio’s ability to invest in foreign securities as outlined in each Portfolio’s Principal Investment Strategy, you asked that we confirm whether the Portfolios invest in emerging markets securities

Response 3:     These Portfolios do not intend to invest in foreign securities issued in emerging markets countries as part of their Principal Investment Strategy; therefore, no additional disclosure has been included at this time.

Inflation-Protected Bond Portfolio:

Comment 4:    You asked that we consider including additional disclosure describing the maturity and/or duration of the fixed income securities included in the Portfolio.

Response 4:     The requested disclosure has been added as follows (responsive disclosure in bold):

                        “… The Adviser may also use futures to manage risk or enhance return.  The Adviser does not manage the Portfolio to a specific maturity or duration.”

Managed Fixed Income Portfolio

Comment 5:    You asked that we confirm supplementally that to the extent the Portfolio sells a credit default swap as outlined in the Portfolio’s investment strategy, that the Portfolio will cover the full notional amount of the swap.

Response 5:     We can confirm this practice.

Short-Term Investment Portfolio

Comment 6:    In regards to the Portfolio’s investment strategy relating to the potential investment of more than 25% in the Portfolio’s assets in the obligations of U.S. banks, you as that address whether this constituted a concentration policy for the Portfolio.

Response 6:     The Portfolio does not invest more than 25% of its assets on the obligations of U.S. banks.  The disclosure has been removed from the Portfolio’s strategy.

Small Cap Value Portfolio

Comment 7:     With respect to the Portfolio’s Principal Investment Strategies, you requested that we supplementally explain why we believe the range of market capitalizations included in the definition of small-capitalization companies is appropriate.

Response 7:     The definition of small-capitalization companies in the prospectus states that they are those companies with market capitalizations within the Russell 2500 Index.  We believe it is appropriate because the Russell 2500 Index is commonly considered within the investment industry to be a benchmark for small capitalization stocks.

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We make the following representations to you:

•       the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

       staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

       the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate filing a POS AMI filing on or around July 6, 2012 that reflects changes made in response to your comments and makes other non-material changes. Please feel free to call me at (617) 210-3682 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Maureen E. Towle

Senior Counsel